UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gamida Cell Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”)

(Title of Class of Securities)

M47364100

(CUSIP Number)

Shannon Thyme Klinger
Group General Counsel
Novartis AG
Lichtstrasse 35
CH-4056 Basel
Switzerland

With a copy to:

G. Scott Lesmes
Marianne D. Marchiori
Morrison & Foerster LLP
2000 Pennsylvania Avenue NW, Suite 6000
Washington, D.C. 20006
(202) 887-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240. 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. M47364100

1	Names of Reporting Person Novartis Pharma AG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 5,192,135

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 5,192,135

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,192,135

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.7%*

14	Type of Reporting Person (See Instructions) CO

* This calculation is based on 24,222,904 Ordinary Shares, nominal value NIS 0.01 per share (the “Ordinary Shares”), outstanding as of October 30, 2018, plus 857,295 Ordinary Shares issuable pursuant to warrants owned by Novartis Pharma AG.

CUSIP No. M47364100

1	Names of Reporting Person Novartis AG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 5,192,135

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 5,192,135

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,192,135

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.7%*

14	Type of Reporting Person (See Instructions) CO

* This calculation is based on 24,222,904 Ordinary Shares, nominal value NIS 0.01 per share (the “Ordinary Shares”), outstanding as of October 30, 2018, plus 857,295 Ordinary Shares issuable pursuant to warrants owned by Novartis Pharma AG.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, nominal value NIS 0.01 per share (the “Ordinary Shares”), of Gamida Cell Ltd. (the “Issuer”). The Issuer’s principal executive offices are located at 5 Nahum Heftsadie Street, Givaat Shaul, Jerusalem 91340, Israel.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Novartis Pharma AG and Novartis AG. Novartis Pharma AG is the beneficial owner of the amount of Ordinary Shares of the Issuer as set forth in Row 7 of the cover page of this Schedule 13D. As the parent of Novartis Pharma AG, Novartis AG may be deemed to beneficially own these shares. Novartis Pharma AG and Novartis AG are together referred to herein as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated November 8, 2018, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) The address of the principal business office of each of Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

(c) Novartis AG and Novartis Pharma AG are each corporations organized under the laws of Switzerland.

Novartis Pharma AG develops and markets pharmaceuticals. Novartis AG is the publicly owned parent of a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products, led by innovative pharmaceuticals. Novartis AG is the 100% indirect owner of Novartis Pharma AG.

(d)-(e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the executive officers and members of the Board of Directors of each of the Reporting Persons set forth on Schedule I hereto, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is herein incorporated by reference.

Item 3. Source and Amount of Funds or Other Considerations

Funds have been provided by the working capital of Novartis Pharma AG.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 5 of this Schedule 13D is hereby incorporated by this reference in this Item 4.

Novartis Pharma AG acquired 3,459,840 Ordinary Shares upon conversion of two series of the Issuer’s preferred stock in connection with the closing of the Issuer’s issuer public offering (the “IPO”) on October 30, 2018, and it acquired warrants to purchase 857,295 Ordinary Shares upon conversion of warrants to purchase 857,295 preferred shares in connection with the closing of the IPO. The warrants expire on July 3, 2022. Novartis Pharma AG also purchased 875,000 Ordinary Shares in the IPO. All Ordinary Shares reported acquired by the Reporting Persons in this Schedule 13D were acquired for the purpose of investment and were not intended to and did not effect any change in the control of the Issuer.  As a result of its Ordinary Share ownership, Novartis Pharma AG has the right to appoint a non-voting observer to the

Issuer’s board of directors.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Ordinary Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Ordinary Shares or otherwise, they may acquire Ordinary Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Ordinary Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth, or incorporated by reference, in Items 2, 3 and 4 of this Schedule 13D and the responses of the Reporting Persons to Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D are hereby incorporated by this reference in this Item 5.

(a) — (b) Novartis Pharma AG is the beneficial owner of 5,192,135 Ordinary Shares, representing approximately 20.7% of the Ordinary Shares outstanding as of October 30, 2018 and the Ordinary Shares issuable pursuant to warrants owned by Novartis Pharma AG.

Except as set forth above with respect to the Ordinary Shares owned by the Reporting Persons, none of the Reporting Persons nor, to the knowledge of either of the Reporting Persons, any of the persons set forth on Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares.

(c) Except as described in Item 4 of this Schedule 13D with respect to the Ordinary Shares acquired upon conversion of preferred shares and purchased by the Reporting Persons in the IPO, no transactions in Ordinary Shares were effected by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I hereto, during the 60 days prior to the date hereof.

(d) Except as described in this Schedule 13D with regard to Ordinary Shares owned by the Reporting Person, to the knowledge of the Reporting Person, none of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 of this Schedule 13D is incorporated herein by reference.

Novartis Pharma AG is a party to an investors’ rights agreement, dated July 3, 2017 (the “Investors’ Rights Agreement”), with the Issuer and certain of its shareholders. The Investors’ Rights Agreement provides certain demand registration rights to the investors and permits the investors to request that a certain amount of their ordinary shares be covered by a registration statement that the Issuer is otherwise filing. The registration rights under the Investors’ Rights Agreement shall terminate with respect to Novartis Pharma AG when all its registrable securities could be sold without restriction pursuant to Rule 144 under the Securities Act of 1933.  The Investor Rights Agreement is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

On July 9, 2017, the Issuer issued a series of preferred shares accompanied by the issuance of warrants to purchase Preferred F-2 shares, nominal value NIS 0.01, with an exercise price of $11.33 per share (which may be satisfied through a cashless exercise). Upon consummation of the IPO, the warrants held by Novartis Pharma AG converted into warrants to purchase 857,295 Ordinary Shares in the aggregate, subject to certain anti-dilution protections.  The warrants expire on July 9, 2021.The form of warrant is included as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

EXHIBIT	DOCUMENT

1	Joint Filing Agreement dated November 8, 2018 among the Reporting Persons.

2

Amended and Restated Investors’ Rights Agreement, dated July 3, 2017, among the Issuer and the shareholders named therein (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 28, 2018).

3

Warrant to purchase Series F-2 Preferred Shares (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 28, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2018

NOVARTIS PHARMA AG

By:	/s/ Katja Roth Pellanda
	Name:	Katja Roth Pellanda
	Title:	Authorized Signatory

By:	/s/ Jean-Baptiste Emery
	Name:	Jean-Baptiste Emery
	Title:	Authorized Signatory

NOVARTIS AG

By:	/s/ Christian Rehm
	Name:	Christian Rehm
	Title:	Authorized Signatory

By:	/s/ Felix Eichhorn
	Name:	Felix Eichhorn
	Title:	Authorized Signatory

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Pharma AG and (ii) the business address of each director and executive officer of Novartis Pharma AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis Pharma AG	Present Principal Occupation	Citizenship

Joerg Reinhardt, Ph.D.	President of the Board of Directors	Chairman of the Board of Directors of Novartis AG	German

Shannon Thyme Klinger	Director	Member of the Novartis AG Executive Committee; Group General Counsel of Novartis AG	American

Harry Kirsch	Director	Member of the Novartis AG Executive Committee; Chief Financial Officer of Novartis AG	German

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Chief Executive Officer of Novartis	Member of the Executive Committee; Chief Executive Officer of Novartis	American

Steven Baert	Member of the Executive Committee; Head of Human Resources of Novartis	Member of the Executive Committee; Head of Human Resources of Novartis	Belgian

Elizabeth (Liz) Barrett	Member of the Executive Committee; CEO, Novartis Oncology	Member of the Executive Committee; CEO, Novartis Oncology	American

Bertrand Bodson	Member of the Executive Committee; Chief Digital Officer of Novartis	Member of the Executive Committee; Chief Digital Officer of Novartis	Belgian

James (Jay) Bradner, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	American

Richard Francis	Member of the Executive Committee; CEO, Sandoz	Member of the Executive Committee; CEO, Sandoz	British

Paul Hudson	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	British

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer of Novartis	Member of the Executive Committee; Chief Financial Officer of Novartis	German

Shannon Thyme Klinger	Member of the Executive Committee; Group General Counsel of Novartis	Member of the Executive Committee; Group General Counsel of Novartis	American

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Steffen Lang, Ph.D.	Member of the Executive Committee; Global Head of Novartis Technical Operations	Member of the Executive Committee; Global Head of Novartis Technical Operations	German/Swiss

John Tsai, M.D.	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer for Novartis	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer for Novartis	American

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors of Novartis AG	Chairman of the Board of Directors of Novartis AG	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors of Novartis AG; Chairman of the Compensation Committee of Novartis AG	Vice Chairman of the Board of Directors of Novartis AG; Chairman of the Compensation Committee of Novartis AG	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean emerita of the Duke University School of Medicine; Vice Chancellor emerita for academic affairs at Duke University	American

Dimitri Azar, M.D., MBA	Director	Dean of the College of Medicine and Professor of Ophthalmology, Bioengineering and Pharmacology at the University of Illinois at Chicago	American

Ton Buechner	Director	Member of the supervisory board of Voith GmbH in Germany	Dutch

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Elizabeth (Liz) Doherty	Director	Non-executive director and chairman of the audit committee of Dunelm Group PLC in the United Kingdom; Member of the supervisory board and audit committee of Corbion NV in the Netherlands	British

Ann Fudge	Director	Vice Chairman and Senior Independent Director of Unilever NV, London and Rotterdam	American

Frans van Houten	Director	CEO and chairman of the executive committee and the board of management of Royal Philips	Dutch

Andreas von Planta, Ph.D.	Director	Provides counsel to the law firm Lenz & Staehelin AG; Board member of Helvetia Holding AG in Switzerland	Swiss

Charles L. Sawyers, M.D.	Director

Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center; Professor of Medicine and of Cell and Developmental Biology at the Weill Cornell Graduate School of Medical Sciences; Investigator at the Howard Hughes Medical Institute

American

William T. Winters	Director	CEO and a board member of Standard Chartered, based in London	British/American